Exhibit T3A-50

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:15 PM 01/13/2017
FILED 04:15 PM 01/13/2017
SR 20170232386 - File Number 6281745

State of Delaware

Limited Liability Company

Certificate Of Formation

First:                     The name of the limited liability company is Weatherford Investment Holding LLC.

Second:                  The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Third:               This Certificate of Formation shall become effective on January 15, 2017 at 1:30 p.m. Eastern Standard Time.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Weatherford Investment Holding LLC this 13th day of January 2017.

By:	/s/ Charity R. Kohl
Charity R. Kohl
Authorized Person